Exhibit 21.1

SUBSIDIAIRES OF KANDI TECHNOLOGIES GROUP, INC.

Name	Place of Incorporation

Continental Development Limited	Hong Kong, Special Administrative Region of the People's Republic of China
Zhejiang Kandi Technologies Group Co., Ltd.	The People's Republic of China
China Battery Exchange (Zhejiang) Technology Co., Ltd.	The People's Republic of China
Jinhua Kandi New Energy Vehicles Co., Ltd.	The People's Republic of China
Kandi Electric Vehicles (Hainan) Co., Ltd.	The People's Republic of China
Hainan Kandi Holding New Energy Technology Co., Ltd.	The People's Republic of China
Zhejiang Kandi Smart Battery Swap Technology Co., Ltd.	The People's Republic of China
Yongkang Scrou Electric Co, Ltd.	The People's Republic of China
Jiangxi Province Huiyi New Energy Co., Ltd.	The People's Republic of China
SC Autosports, LLC (d/b/a: Kandi America)	Texas, USA
Kandi America Investment, LLC.	Texas, USA